FOR IMMEDIATE RELEASE	Exhibit 99.2

LAN AIRLINES REPORTS NET INCOME OF US$231.1
MILLION FOR FULL YEAR 2009 AND US$109.8 MILLION FOR THE FOURTH QUARTER OF 2009

Santiago, Chile, January 26, 2010 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for the full year and fourth quarter ended December 31, 2009. “LAN” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S Dollars

HIGHLIGHTS

•
Despite the global crisis that affected the airline industry in 2009, LAN reported net income of US$231.1 million for full year 2009, proving the strength of the Company’s business model and LAN’s resiliency to external shocks. Net income declined 31.3% compared to full year 2008.

•
For the full year 2009 LAN’s operating margin reached 11.9%, a decrease of 2.6 points compared to the 14.5% operating margin achieved in 2008. Operating income amounted to US$435.7 million in 2009, a 29.7% decrease compared to operating income of US$619.8 million in 2008. Operating income for 2009 includes a US$128.7 million loss related to fuel hedging.

•
LAN’s fourth quarter 2009 results reflect a strong recovery in both cargo and passenger operations. During the period, LAN reported net income of US$109.8 million, a 17.6% increase compared to net income of US$93.3 million reported in the fourth quarter 2008.

•
Operating income reached US$190.3 million in the fourth quarter 2009, a 10.9% decrease compared to US$213.7 million in the fourth quarter 2008. Operating margin reached 17.8% compared to 19.2% in the same period of 2008.

•
Total revenues for the fourth quarter 2009 reached US$1,070.7 million compared to US$1,114.9 million in the fourth quarter 2008 due to a 1.6% decrease in passenger revenues and a 10.7% decrease in cargo revenues. The 4.0% decline in consolidated revenues was partially offset by a 2.3% decrease in operating expenses, driven mainly by lower fuel costs. Passenger and cargo revenues accounted for 71% and 26% of total revenues, respectively, during the fourth quarter 2009.

•
In December 2009, LAN ordered 30 new Airbus A320 family aircraft destined for the Company’s regional and domestic passenger operations (including domestic operations of its affiliates), to be delivered between 2011 and 2016. In addition to this purchase, LAN’s strategic fleet renewal plan involves the sale of five Airbus A318 aircraft in 2011. Continuing with the expansion and renewal of its fleet, during the fourth quarter 2009, LAN received two new Boeing 767-300 passenger aircraft.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Investor Relations	Maria Barona/Pete Majeski
gisela.escobar@lan.com	lan@i-advize.com
rodrigo.petric@lan.com	i-advize Corporate Communications, Inc.
bernardita.sepulveda@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-8785

•
During the quarter, LAN signed an agreement with Sabre, one of the global airline industry’s major operational systems solutions providers, to upgrade and incorporate the most advanced technology in the Company’s reservations and distribution system, itinerary optimization and operations planning. The implementation process for the new systems platforms includes an adjustment and migration period of two to three years.

Management Comments on Fourth Quarter 2009 Results

LAN reported net income of US$109.8 million for the fourth quarter 2009, driven by a strong recovery in both cargo and passenger operations. Net income increased 17.6% compared to fourth quarter 2008. Operating income for the quarter decreased 10.9% reaching US$190.3 million, with a 17.8% operating margin.

During the fourth quarter 2009, LAN’s consolidated revenues decreased 4.0% compared to fourth quarter 2008. Passenger revenues posted a moderate 1.6% decline during the quarter, driven mainly by a 13.0% decrease in yields. Nevertheless, LAN continued to report strong growth and healthy load factors in its passenger operations, largely driven by a recovery in international long haul and regional operations during the last three months of the year. During the fourth quarter 2009, passenger traffic growth reached 13.2% and load factors improved 3.0 points reaching 78.8%. Total passenger capacity as measured in ASKs grew 8.9%, with capacity increases focused mainly on long haul routes to Europe and to the South Pacific, as well as certain regional routes.

Revenues per ASK (RASK) decreased 9.6%, mainly due to the decline in yields compared to fourth quarter 2008. Passenger yields declined this quarter mainly as a result of the weaker demand environment, as well as lower fuel surcharges due to the 10.9% decline in LAN’s average fuel price during the quarter (excluding fuel hedges). However, passenger yields continue to improve on a sequential basis, reporting a 7.2% increase compared to third quarter 2009.

During the fourth quarter 2009, cargo revenues decreased 10.7%, moderating the decline experienced during the first nine months of the year. LAN Cargo traffic experienced a strong recovery during the fourth quarter, with RTK growth of 8.5%. Cargo capacity during the quarter grew 3.6%, allowing LAN Cargo to reach a 72.8% load factor, a recovery of 3.2 points compared to fourth quarter 2008. Yields showed a 10.5% sequential improvement over third quarter 2009, although they remained 17.7% below fourth quarter 2008 levels.

As a result of the strategic initiatives undertaken in 2009, LAN Cargo is well positioned to benefit from the recovery in global cargo markets. During 2009, the LAN Cargo network expanded operations within Latin America, through a new cargo subsidiary in Colombia and the launch of domestic cargo operations within Brazil by its Brazilian affiliate, ABSA. Furthermore, the Company took delivery of two Boeing 777 freighter aircraft, which have allowed LAN Cargo to increase its European operations to four weekly frequencies, while providing an important competitive advantage due to high cost efficiency. In addition, the Company continues to successfully optimize capacity in the bellies of passenger aircraft, maximizing the synergies of the Company’s integrated passenger and cargo operation.

Operating expenses declined 2.3% compared to the fourth quarter 2008, while costs per ATK (including net financial expenses) decreased 9.4%, driven mainly by significant declines in fuel costs. Lower fuel prices generated US$53.8 million in reduced fuel costs for the quarter, including the net impact of fuel hedges. LAN has hedged approximately 47% of the Company’s estimated fuel consumption for the first quarter 2010, 48% for the second quarter, 34% for the third quarter and 29% for the fourth quarter through a combination of collars and swaps. Excluding fuel, unit costs decreased 4.6%, partly due to lower commercial costs and lower ACMI leases.

LAN continues to maintain a solid financial position, with ample liquidity and a solid financial structure, as reflected by the Company’s BBB Investment Grade international credit rating (Fitch). LAN is one of the few airlines in the world with an Investment Grade rating. At the end of the quarter, LAN reported US$792 million in cash and cash equivalents representing 21.7% of revenues for the last twelve months. Additionally, the Company has no short term debt, while its long-term debt is mainly related to aircraft financing and has 12 to 15-year repayment profiles with competitive interest rates. The Company has limited exposure to foreign exchange rate fluctuations as approximately 83% of revenues are U.S. dollar denominated.

LAN’s strong operating results during the fourth quarter 2009 are evidence of a global recovery in both cargo and passenger markets. LAN is well positioned to benefit from this recovery based on the strategic actions undertaken throughout 2009, which have leveraged the Company’s solid and flexible business model in order to enhance the leadership position LAN has established in the markets it serves. Based on this business model, as well as the Company’s consistent track record and solid balance sheet, LAN is able to continue improving its long-term strategic position by addressing opportunities, strengthening its market presence and increasing competitiveness.

EBITDAR Calculation (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

(1) EBITDA and EBITDAR are not accounting measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with International Financial Reporting Standards (IFRS) as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

Recent Events

Airbus A320 order

In December 2009, LAN signed a contract for the purchase of 30 modern Airbus A320 family aircraft to be delivered between 2011 and 2016. The new aircraft will operate flights within Latin America, as well as domestic routes (including domestic operations of LAN and its affiliates in Chile, Argentina, Peru, and Ecuador) and will be used for the renewal and growth of the Company’s short haul fleet. In addition to this purchase, LAN’s strategic fleet renewal plan involves the sale of five Airbus A318 aircraft in 2011.

Agreement with Sabre

During the quarter, LAN signed an agreement with Sabre, one of the global airline industry’s major operational systems solutions providers to upgrade and incorporate the most advanced technology in the Company’s reservations and distribution system, itinerary optimization and operations planning. The implementation process for the new systems platforms includes an adjustment and migration period of two to three years.

Dividend Information

On January 21, 2010, the Company paid a second interim dividend related to full year 2009 results to shareholders of record as of January 15, 2010. This dividend payment amounted to US$70.0 million, representing US$0.20662 per share. Together with the US$34.6 million dividend payment made in August 2009, LAN’s 2009 dividend payments are equivalent to 45.5% of the Company’s net income.

Fleet Plan

During the fourth quarter 2009, the Company received two Boeing 767-300ER passenger aircraft. Total deliveries for 2009 included five passenger aircraft and two freighter aircraft, ending the year with a fleet of 85 passenger aircraft and 11 freighters. For 2010, LAN expects to receive a total of nine passenger aircraft: eight Airbus A320 family aircraft and one Boeing 767-300.

LAN’s estimated fleet plan and associated capital expenditures are shown in the table below.

Outlook

Considering current market conditions, the Company expects passenger ASK growth to be approximately 10% in 2010. Growth in the passenger business is expected to be mainly driven by international and regional markets. During 2009, capacity in the cargo business declined 6.0%, mostly driven by a decrease in ACMI leases. LAN Cargo currently expects approximately 16%-18% growth in cargo capacity for 2010, driven mainly by higher utilization of the freighter fleet, especially the two Boeing 777 freighters received in the first half of 2009.

Consolidated Fourth Quarter 2009 Results

Net income for the fourth quarter 2009 amounted[Missing Graphic Reference] to US$109.8 million, compared to US$93.3 million in the same period 2008, an increase of 17.6%. Net margin for the quarter increased from 8.4% in 2008 to 10.3% in 2009. Excluding non-operating extraordinary items recognized in the fourth quarter 2008, net income decreased 23.2%.

Operating income amounted to US$190.3 million in fourth quarter 2009, compared to US$213.7 million in fourth quarter 2008. Operating margin for the quarter decreased from 19.2% to 17.8%.

Total operating revenues decreased 4.0% compared to the fourth quarter 2008, reaching US$1,070.7 million. This reflected a:
•	1.6% decrease in passenger revenues to US$757.1 million,
•	10.7% decrease in cargo revenues to US$282.2 million, and a
•	5.5% increase in other revenues to US$31.5 million.

Passenger and cargo revenues accounted for 71% and 26% of total revenues for the quarter, respectively.

Passenger revenues decreased 1.6%, driven by a 13.0% decrease in yields, partially offset by 13.2% growth in traffic. Load factors increased from 75.8% to 78.8%, as the growth in traffic outpaced the 8.9% increase in capacity. Overall, revenues per ASK decreased 9.6%. Traffic grew as a result of a 9.6% increase in domestic traffic (including domestic operations of LAN and its affiliates in Chile, Argentina, Peru and Ecuador), and a 14.9% increase in international traffic. International traffic accounted for 69% of total passenger traffic during the quarter. Yields decreased 13.0% due to lower fares as a result of a weaker demand environment, as well as lower fuel surcharges.

Cargo revenues decreased 10.7% in the quarter, driven by a 17.7% decrease in yields, partially offset by an 8.5% increase in cargo traffic. Capacity increased 3.6% during the quarter. As a consequence, load factors increased from 69.6% to 72.8%. Revenues per ATK decreased 13.8% compared to the fourth quarter 2008.

Other revenues increased 5.5%, mainly driven by an increase in revenues from tour and travel services as well as higher revenues from logistics and courier services, offset in part by lower revenues from aircraft leases to third parties.

Total operating expenses decreased 2.3% during the quarter, while unit (ATK) costs decreased 9.4% compared to fourth quarter 2008. Lower jet fuel prices during the quarter led to approximately US$53.8 million in reduced fuel costs (net of fuel hedges). Excluding fuel, unit costs decreased 4.6% mainly due to lower commercial costs and lower ACMI leases. Changes in operating expenses were mainly due to the following:

•	Wages and benefits increased 21.0%, driven mainly by the impact of the appreciation of domestic currencies in Latin America, coupled with an increase in average headcount during the quarter.
•
Fuel costs decreased 13.0%, mainly driven by a 10.9% decrease in prices, partially offset by a 4.7% increase in consumption. In addition, the Company recognized a US$3.8 million fuel hedge loss, compared to a US$24.5 million fuel hedge loss in the fourth quarter of 2008.

•
Commissions to agents decreased 19.9% due to a 4.2% decrease in traffic revenues (passenger and cargo), coupled with a 0.8 point reduction in average commissions. This reduction was related mainly to lower commissions in the passenger business as a result of a higher penetration of Internet sales, as well as a higher percentage of passengers traveling in Economy Class.

•	Depreciation and amortization increased 9.9%, mainly due to the incorporation of two new Boeing 767 aircraft and three Airbus A319 aircraft.
•	Other rental and landing fees decreased 4.3%, mainly due to the impact of lower variable aircraft rentals (ACMI) in the cargo business.

•	Passenger service expenses increased 20.5% driven by 13.1% increase in the number of passengers transported during the quarter.
•	Aircraft rentals increased 40.7%, mainly driven by an increase in the average rental cost of leased aircraft due to the receipt of two leased B777 freighters during the second quarter 2009.
•	Maintenance expenses increased 10.4% due to a larger fleet and the escalation in certain maintenance contracts.
•	Other operating expenses decreased 13.4% due to lower advertising and marketing expenses and lower sales costs.

Non-operating results

•	Interest income decreased from US$4.6 million in fourth quarter of 2008 to US$4.3 million in fourth quarter of 2009, mainly due to lower interest rates, partially offset by a higher cash balance.

•	Interest expense decreased 5.4% as higher debt related to fleet financing was offset by a lower average interest rate.

•
Under Other income (expense), the Company recorded a US$25.1 million loss, which includes a US$28.0 million one-time charge related to the impact of the devaluation of the Venezuelan currency (bolivar) on LAN’s operations in that country. In the fourth quarter 2008, LAN recorded a US$62.8 million loss, which includes a US$59.0 million provision related to the U.S. Department of Justice’s global investigation of the cargo business.

Consolidated 2009 Results

Net income for 2009 amounted to US$231.1 million compared to US$336.5 million in 2008, a decrease of 31.3%. Net margin for the year decreased from 7.9% in 2008 to 6.3% in 2009. Excluding non-operating extraordinary items recognized in 2008, net income for 2009 decreased 46.0%. In addition, 2009 results were impacted by a US$128.7 million fuel hedging loss recognized during the period, while results for 2008 included a fuel hedge gain of US$35.4 million.

Operating income amounted to US$435.7 million in 2009 compared to US$619.8 million in 2008. Operating margin for the period decreased from 14.5% to 11.9%. Excluding the impact of fuel hedging, operating income reached US$564.4 million in 2009, a 3.4% decrease compared to US$584.4 million in 2008. Furthermore, operating margin excluding hedging losses reached 15.4% in 2009 compared to 13.6% in 2008.

Total operating revenues decreased 14.7% compared to 2008, reaching US$3,655.5 million. This reflected a:
•	7.0% decrease in passenger revenues to US$2,623.6 million,
•	32.1% decrease in cargo revenues to US$895.6 million, and a
•	4.6% decrease in other revenues to US$136.4 million.

Passenger and cargo revenues accounted for 72% and 24% of total revenues for the year, respectively.

Passenger revenues decreased 7.0% driven by a 16.0% decrease in yields, partially offset by 10.7% growth in traffic. Load factors showed a small increase from 76.6% to 76.9% as the 10.7% increase in traffic outpaced the 10.2% capacity increase. Overall, revenues per ASK decreased 15.6%. Traffic grew as a result of a 20.6% increase in domestic traffic (including domestic operations by LAN and its affiliates in Chile, Argentina, Peru and Ecuador), and a 6.9% increase in international traffic. International traffic accounted for 70% of total passenger traffic during the period. Yields decreased 16.0% as a result of lower fuel surcharges and lower fares due to price promotions implemented on certain routes as a result of the weaker demand environment during 2009.

Cargo revenues decreased 32.1% during 2009 driven by a 24.8% decrease in yields, coupled with a 9.7% decrease in traffic. Cargo traffic this year was impacted by the global economic slowdown, a very weak seed export season, as well as by the decline in salmon exports from Chile as a result of the ISA virus. Capacity decreased 6.0% during 2009. As a consequence, load factors decreased from 71.2% to 68.4%. Revenues per ATK decreased 27.8% compared to 2008.

Other revenues decreased 4.6%, mainly driven by a decrease in onboard sales, storage and custom services to third parties and lower revenues from aircraft leases, partially offset by higher revenues from tour and travel services. In addition, Other revenues in 2008 included US$5.9 million in compensation from Airbus related to a change in the delivery schedule for certain Airbus A318 aircraft.

Total operating expenses decreased 12.1% during 2009, while unit (ATK) costs decreased 13.1% compared to 2008. Lower jet fuel prices during this period led to approximately US$451.2 million in reduced fuel costs (net of fuel hedges). Excluding fuel, unit costs decrease 1.2%. Changes in operating expenses were mainly due to the following:

•
Wages and benefits increased 4.5%, driven mainly by the increase in average headcount during 2009, offset in part by the depreciation of local currencies versus the US dollar on average during 2009 compared to 2008.

•
Fuel costs decreased 30.9%, mainly driven by a 42.6% decrease in prices, partially offset by a 1.6% increase in consumption. In addition, the Company recognized a US$128.7 million fuel hedge loss, compared to a US$ 35.4 million fuel hedge gain in 2008.

•
Commissions to agents decreased 24.4% due to a 15.0% decrease in traffic revenues (passenger and cargo), coupled with a 0.5 point reduction in average commissions. This reduction was related mainly to lower commissions in the passenger business as a result of a higher penetration of Internet sales, as well as a higher percentage of passengers traveling in Economy Class.

•	Depreciation and amortization increased 18.0%, mainly due to the incorporation of two new Boeing 767 aircraft and three Airbus A319 aircraft.
•	Other rental and landing fees decreased 9.8%, mainly due to the impact of lower variable aircraft rentals (ACMI) in the cargo business.
•
Passenger service expenses increased 8.8%, mainly driven by the 16.3% increase in the number of passengers transported during the period. This was partly offset by a decrease in on- board service costs due to a renegotiation of contracts with third party suppliers, as well as logistical efficiencies in the on-board service process.

•	Aircraft rentals increased 18.7%, mainly due to an increase in the average rental cost due to the arrival of two leased Boeing 777 freighters in the second quarter 2009.
•	Maintenance expenses increased 14.3% due to a larger fleet and the escalation in maintenance contracts.
•	Other operating expenses decreased 5.9% due to lower sales costs, as well as lower costs related to onboard sales, employee travel expenses and lower general expenses.

Non-operating results.

•	Interest income decreased 1.6% to US$18.2 million as a higher cash balance during 2009 was largely offset by lower interest rates.

•	Interest expense increased 22.0% due to higher average long-term debt related to fleet financing.

•
Under Other income (expense), the Company recorded a US$23.2 million loss, which includes a US$28.0 million one-time charge related to the impact of the devaluation of the Venezuelan currency (bolivar) on LAN’s operations in that country. In 2008, LAN recorded a US$109.4 million loss, which includes a US$109.0 million provision related to the U.S. Department of Justice’s global investigation of the cargo business.

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About LAN
LAN Airlines is one of the leading passenger and cargo airlines in Latin America. The company and its affiliates serve over 65 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 63 additional international destinations through its various alliances. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean domestic market and has begun operations in the domestic market of Ecuador.

Currently, LAN Airlines and its affiliates operate one of the most modern fleets in the world, with 85 passenger aircraft, and its cargo subsidiary, LAN CARGO and its respective cargo affiliates, have a fleet of 11 freighters. The company recently completed its short haul fleet renovation process by acquiring new aircraft from the Airbus A320 family, enabling LAN to improve its efficiency and to reduce significantly its CO2 emissions. The fleet renovation is part of the company’s commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB). The company’s world class quality standards enabled its membership in oneworld™, the global alliance that encompasses the best airlines in the world. For more information please visit www.lan.com or www.oneworldalliance.com

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Note on Forward-Looking Statements
This report contains forward-looking statements.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.  These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

FOR IMMEDIATE RELEASE	Exhibit 99.2

LAN Airlines S.A.
Consolidated Income Statement (in thousands of US Dollars)

	For the three month period ended December 31,			For the Twelve month period ended December 31,		
	2009	**2008**	Var. %	**2009**	**2008**	Var. %
REVENUE						
Passenger	757,086	769,147	-1.6%	2,623,608	2,820,830	-7.0%
Cargo	282,168	315,907	-10.7%	895,554	1,319,415	-32.1%
Other	31,453	29,800	5.5%	136,351	142,942	-4.6%
TOTAL OPERATING REVENUE	**1,070,707**	**1,114,854**	**-4.0%**	**3,655,513**	**4,283,187**	**-14.7%**
Expenses						
Wages and Benefits	-176,372	-145,711	21.0%	-636,657	-609,253	4.5%
Aircraft Fuel	-263,952	-303,312	-13.0%	-959,608	-1,388,826	-30.9%
Comissions to Agents	-40,282	-50,267	-19.9%	-143,900	-190,224	-24.4%
Depreciation and Amortization	-78,310	-71,229	9.9%	-303,888	-257,588	18.0%
Other Rental and Landing Fees	-131,823	-137,715	-4.3%	-490,921	-544,247	-9.8%
Passenger Services	-26,236	-21,781	20.5%	-92,796	-85,257	8.8%
Aircraft Rentals	-23,531	-16,724	40.7%	-83,712	-70,527	18.7%
Aircraft Maintenace	-28,387	-25,721	10.4%	-121,037	-105,920	14.3%
Other Operating Expenses	-111,498	-128,737	-13.4%	-387,303	-411,555	-5.9%
TOTAL OPERATING EXPENSES	**-880,391**	**-901,197**	**-2.3%**	**-3,219,822**	**-3,663,397**	**-12.1%**
OPERATING INCOME	**190,316**	**213,657**	**-10.9%**	**435,691**	**619,790**	**-29.7%**
Operating Margin	17.8%	19.2%	-1.4 pp.	11.9%	14.5%	-2.6 pp.
Interest Income	4,330	4,633	-6.5%	18,183	18,480	-1.6%
Interest Expense	-37,727	-39,868	-5.4%	-153,109	-125,488	22.0%
Other Income (Expense)	-25,141	-62,766	-59.9%	-23,246	-109,376	-78.7%
INCOME BEFORE TAXES AND MINORITY INTEREST	131,778	115,656	13.9%	277,519	403,406	-31.2%
Income Taxes	-20,869	-19,715	5.9%	-44,487	-65,094	-31.7%
INCOME BEFORE MINORITY INTEREST	**110,909**	**95,941**	**15.6%**	**233,032**	**338,312**	**-31.1%**
Attributable to:						
Shareholders	109,786	93,322	17.6%	231,126	336,480	-31.3%
Minority Interest	1,123	2,619	-57.1%	1,906	1,832	4.0%
NET INCOME	**109,786**	**93,322**	**17.6%**	**231,126**	**336,480**	**-31.3%**
Net Margin	10.3%	8.4%	1.9 pp.	6.3%	7.9%	-1.5 pp.
NET INCOME (LOSS) EXCLUDING EXTRAORDINARY ITEMS	**109,786**	**142,898**	**-23.2%**	**231,126**	**427,806**	**-46.0%**
Net Margin	10.3%	12.8%	-2.6 pp.	6.3%	10.0%	-3.7 pp.
Effective tax rate	-16.0%	-17.4%		-16.1%	-16.2%	
Shares outstanding	338,790,909	338,790,909		338,790,909	338,790,909	
Earnings per share ($)	0.32	0.28	17.6%	0.68	0.99	-31.3%

FOR IMMEDIATE RELEASE	Exhibit 99.2

FOR IMMEDIATE RELEASE	Exhibit 99.2

FOR IMMEDIATE RELEASE	Exhibit 99.2